CUSIP No. 70788V 300 and 70788V 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Penn Virginia Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V 102

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V 102

1.	Name of Reporting Person. Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,390,069 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,390,069 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,069 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 9.2% (2)

14.	Type of Reporting Person OO

(1) Consists of (i) 650,649 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 566,642 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 172,778 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 15,123,128 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2019.

CUSIP No. 70788V 102

1.	Name of Reporting Person. SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 566,642 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 566,642 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 566,642 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 3.7% (2)

14.	Type of Reporting Person OO

(1) Consists of 566,642 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 15,123,128 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2019.

CUSIP No. 70788V 102

1.	Name of Reporting Person. SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 172,778 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 172,778 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,778 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 1.1% (2)

14.	Type of Reporting Person OO

(1) Consists of 172,778 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 15,123,128 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2019.

CUSIP No. 70788V 102

1.	Name of Reporting Person. Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,390,069 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,390,069 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,069 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 9.2% (2)

14.	Type of Reporting Person IN

(1) Consists of (i) 650,649 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 566,642 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 172,778 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC.

(2) Based on 15,123,128 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2019.

AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on September 21, 2016, Amendment No. 1 thereto filed on September 13, 2017, Amendment No. 2 thereto filed on December 11, 2017, and Amendment No. 3 thereto filed on January 19, 2018, Amendment No. 4 thereto filed on October 30, 2018, and Amendment No. 5 thereto filed on April 16, 2019 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.   Purpose of Transaction.

Item 5 is hereby amended and supplemented with the following:

(a) — (b) The information requested by this paragraph is incorporated by reference herein to the information provided on the cover pages of this Amendment No. 16.

(c)  On February 7, 2020, the Reporting Persons effected the following transactions: 47,123 shares of Common Stock sold by Strategic Value Master Fund, Ltd., 40,994 shares of Common Stock sold by Strategic Value Special Situations Master Fund III, L.P., and 12,500 shares of Common Stock sold by Strategic Value Opportunities Fund, L.P., each at a price of $20.55 per share.

On February 12, 2020, the Reporting Persons effected the following transactions: 23,403 shares of Common Stock sold by Strategic Value Master Fund, Ltd., 20,382 shares of Common Stock sold by Strategic Value Special Situations Master Fund III, L.P., and 6,215 shares of Common Stock sold by Strategic Value Opportunities Fund, L.P., each at a price of $18.95 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

/s/ Victor Khosla
Victor Khosla